

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Matthew Puckett
Chief Financial Officer
V.F. Corporation
1551 Wewatta Street
Denver, CO 80202

> **Re: V.F. Corporation**
> **Form 8-K**
> **Filed December 18, 2023**
> **File No. 001-05256**

Dear Matthew Puckett:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K

Item 1.05 Material Cybersecurity Incidents

1. We note that at the time of filing, the full scope, nature and impact of the unauthorized occurrences were not yet known. Additionally, while it had and was expected to be reasonably likely to continue to have a material impact on your business operations, you had not yet determined whether the incident is likely to materially impact your financial condition or results of operations. When you file your amended Form 8-K pursuant to Instruction 2 to Item 1.05 of Form 8-K, please also expand your disclosure to address the following items:
   - expand your discussion to describe the scope of your business operations impacted; and
   - describe the known material impact(s) the incident has had and the material impact(s) that are likely to continue.

   In considering material impacts, please describe all material impacts. For example, consider vendor relationships and potential reputational harm related to stolen data and unfulfilled orders, as well as any impact to your financial condition or results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 or Suzanne Hayes at 202-551-3675 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Forni, Esq.